SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM

1	Translation of letter to the CNV and Buenos Aires Stock Exchange dated November 9, 2022

TRANSLATION

Autonomous City of Buenos Aires, November 9, 2022.

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Changes in the composition of

YPF S.A.’s Board of Directors

Dear Sirs:

The purpose of this letter is to comply with the requirements of article 23, section 8, Chapter VI of the ByMA Listing Regulations, in order to report changes to the composition ofthe Board of Directors of YPF S.A.

In that regard, it is hereby informed that the Board of Directors of the Company considered and resolved, at its meeting held on November 9, 2022, to accept the resignation tendered by Mr. Sebastián Caldiero, as Director for Class D shares, strictly for personal reasons.

Additionally, and in accordance with the order of substitution resolved by the General Ordinary Shareholders’ Meeting of April 29, 2022, Ms. Sonia Elizabeth Castiglione, who had been appointed alternate director at that meeting, assumed as a Director in replacement of Mr. Caldiero as a Director, until the election of new directors by the Shareholders’ Meeting.

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 9, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer